

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

August 11, 2017

Gregory L. Powell
President and Chief Financial Officer
Keane Group, Inc.
2121 Sage Road
Houston, TX 77056

> **Re:** **Keane Group, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted August 7, 2017**
> **CIK No. 0001688476**

Dear Mr. Powell:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Karina Dorin, Staff-Attorney, at (202) 551-3763 with any questions.

Sincerely,

/s/ Kevin M. Dougherty *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources